SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company, with Authorized Capital

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS

HELD ON SEPTEMBER 27, 2010

1. DATE, TIME AND PLACE: September 27, 2010, at 03:00 p.m., on Av. Roque Petroni Junior, 1464, 6º andar, lado B, São Paulo - SP.

2. CHAIRMANSHIP OF THE MEETING: Luis Miguel Gilpérez López – Chairman, and Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: the meeting was instated with the attendance of the undersigned Directors, there being a quorum under the terms of Bylaws. The attendance of Messrs. Luis Miguel Gilpérez López and Ignácio Aller Mallo, by audio-conference, as permitted in §2 of article 15 of the Articles of Bylaws.

4. AGENDA AND RESOLUTIONS:

4.1. Substitution of Directors: The Chairman of the Board of Directors informed the other members of the Board about the letters of resignation submitted by Messrs. Shakhaf Wine, Luis Miguel da Fonseca Pacheco de Melo and Carlos Manuel Fidalgo Moreira da Cruz. Following, he proposed the election of the following members, who were then elected, in substitution for the Directors who had submitted their letter of resignation: Messrs. Eduardo Fernando Caride, Argentine, married, economist, bearer of passport nº 12093391N, resident and domiciled in Buenos Aires, with business address at Em. Ingeniero Huergo, 750/20º - Buenos Aires - Argentina  - CEP C1107AOH; Emilio Gayo Rodríguez, Spanish, single, economist, bearer of passport nº BF425249, resident and domiciled in Madrid, with business address at Rda. de la Comunicación s/n, Edificio 03, Madrid 28050; Spain, and Ignacio Cuesta Martin-Gil, Spanish, married, economist, bearer of passport nº AA567777, resident and domiciled in Madrid, with business address at Rda. de la Comunicación s/n, Edificio 03, Madrid 28050; Spain. The Directors now elected will complete the term of office in course, that is, until the 2012 General Shareholders’ Meeting. It is hereby recorded that the above referred persons declared not to have been charged for any of the crimes provided in the Law which could prevent them from exercising business activities, as well as that they are able to sign the statement required in CVM Instruction no. 367/2002, undertaking themselves to submit such statement, duly signed, at the time of signing their respective Instruments of Investiture. The Directors have caused it to be recorded in the minutes of the meeting that they thanked to Messrs. Shakhaf Wine, Luis Miguel da Fonseca Pacheco de Melo and Carlos Manuel Fidalgo Moreira da Cruz, for their excellent and dedicated contribution to the Company.

5. CLOSING OF THE MEETING: Since there was nothing further to be discussed, the meeting was adjourned, and these presents were drawn-up, read and approved, being signed by the Directors and the Secretary and, following, transcribed in the proper book.

6. DATE AND SIGNATURES: São Paulo, September 27, 2010. Luis Miguel Gilpérez López – Chairman of the Board of Directors; Rui Manuel de M. D’Espiney Patrício; Félix Pablo Ivorra Cano; Ignácio Aller Mallo; José Guimarães Monforte; Antonio Gonçalves de Oliveira – Directors, and Breno Rodrigo Pacheco de Oliveira – Secretary.

I hereby certify that this is a faithful copy of the minutes which were drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
General Secretary – OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.